
IPC
INTEGRATED
PAVING
CONCEPTS

INTEGRATED PAVING CONCEPTS INC.

102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

JANICE JORGENSEN • Email: Janice.jorgensen@streetprint.com


06013396

May 3, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated May 4, 2006.

Yours very truly,

Janice Jorgensen
Executive Assistant

jj
Enclosure



INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

2006 First Quarter Financial Results

Surrey, British Columbia, Canada, May 4, 2006 – Integrated Paving Concepts Inc. [TSX: IPA] releases today, unaudited summary financial results for the three months ending March 31, 2006.

Summary Financial Information (Unaudited)

		Three Months Ended March 31 2006	2005
Revenue	$	1,553	1,549
Gross Profit		816	819
Earnings before depreciation, interest and income taxes		(1,036)	(1,095)
Net earnings (loss)	$	(641)	(668)
Earnings (loss) per share – basic	$	(0.09)	(0.10)

The Company's loss before interest, depreciation and income taxes for the three months ended March 31, 2006 decreased by $59,000 over the same 2005 period. Total revenues for the first quarter were flat compared to the first quarter of 2005. Due to the seasonal nature of operations, the first quarter revenue historically comprises only 10 – 15% of annual revenue. 2006 results are in line with managements' expectations.

Revenue (in thousands)
For the three months ended March 31,

	North America			Europe			Other International		
	2006	**2005**	**% change**	**2006**	**2005**	**% change**	**2006**	**2005**	**% change**
Coating	605	518	17%	205	275	(25%)	137	210	(35%)
DuraTherm	192	57	237%	0	0	-	4	0	100%
Equipment & Tooling	207	318	(35%)	115	96	20%	3	47	(94%)
Other	85	26	227%	0	2	(100%)	0	0	-
Total	1089	919	18%	320	373	(14%)	144	257	(44%)

At March 31, 2006, the Company's financial position remains strong with $3.9 million (March 31, 2005 - $3.4 million) in working capital and $871,000 (March 31, 2005 - $1.0 million) in cash and cash equivalents

About Integrated Paving Concepts

Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and DuraTherm™, and all revenue is derived from the sales of Applied Products and Equipment & Tooling related to these product lines. The Company's products are marketed through its Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com. Full financial results and management discussion and analysis are available at www.sedar.com and on the Company's website at www.integratedpaving.com.

Integrated Paving Concepts Inc.
Janice Stasiuk, Chief Financial Officer & Corporate Secretary